S A M E X M I N I N G C O R P.

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

SAMEX Mining Corp.

Suite 900 -900 Howe Street

Vancouver, BC V6Z 2M4

Telephone: (713) 956-5200 ext. 102 Fax: (713) 513-5322

Item 2: Date of Material Change

September 25, 2013

Item 3: News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Vancouver, BC on September 25, 2013 and was disseminated through the wire services of Marketwired.

Item 4: Summary of Material Change

SAMEX Corporate Update

The Company no longer has the capacity to continue independent exploration at its El Gringo Project and management made the decision to halt exploration and explore strategic alternatives.

Despite management’s efforts, to date, the Company has not been able to identify a suitable strategic alternative. Present Company operations will immediately cease, and the board and senior management have announced their intentions to resign.

RESIGNING DIRECTORS AND INTERIM OFFICERS
Name	Office
Sasan Sadeghpour	Director, Interim Chief Executive Officer
Larry McLean	Interim Chief Financial Officer
Brenda McLean	Interim Corporate Secretary
James Pappas	Director
Travis Cocke	Director
Patrick Cahill	Director

Item 5: Full Description of Material Change

As reported by the Company in News Release No. 7-13 dated August 21, 2013, the Company consulted with several geological advisors and determined that the most recently received drill assays from the Company’s El Gringo project did not improve from the results announced on May 30, 2013. Irrespective of these efforts, the Company no longer had the capacity to continue independent exploration at its El Gringo Project and management made the decision to halt exploration and explore strategic alternatives.

Despite management’s efforts, to date, the Company has not been able to identify a suitable strategic alternative. Present Company operations will immediately cease, and the board and senior management have announced their intentions to resign. For the time being, SAMEX continues to be a reporting issuer and remains in good corporate standing under the BC Business Corporations Act, and has no material debts or liabilities at the parent level. It remains open to the shareholders or any other interested party, in consultation with their own professional advisers, to take the steps necessary to assume control of SAMEX.

RESIGNING DIRECTORS AND INTERIM OFFICERS
Name	Office
Sasan Sadeghpour	Director, Interim Chief Executive Officer
Larry McLean	Interim Chief Financial Officer
Brenda McLean	Interim Corporate Secretary
James Pappas	Director
Travis Cocke	Director
Patrick Cahill	Director

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7: Omitted Information

There is no omitted information.

Item 8: Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Sasan Sadeghpour, Director, Chairman and Interim CEO of the Issuer at (713) 956-5200, extension 102, who is knowledgeable about the material change.

Item 9: Date of Report

Dated at Houston, Texas, the 25th day of September, 2013.

“Sasan Sadeghpour”

                                                                                                                          Director, Chairman

   and Interim CEO